Exhibit  99.7

Hunsaker, Inc.

April 30, 2012

TO:               Gold Standard Ventures Corp.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Gold Standard Ventures Corp. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and to the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2011, which is being filed as an exhibit to and incorporated by reference in the 40-F.

I, Ernest L. Hunsaker III, CPG 8137, on behalf of myself and Hunsaker, Inc., hereby consent to the references to, and the information derived from, the following report and to the references, as applicable, to my name and Hunsaker Inc.’s name in connection with the following report in the 40-F:  Amended and Restated Technical Report on the Railroad Project, Elko County, Nevada USA, dated February 15, 2012 (as amended and restated on April 18, 2012).

Yours truly,

/s/ Ernest L. Hunsaker
Ernest L. Hunsaker III, CPG 8137